UNITED STATES
                     	SECURITIES AND EXCHANGE COMMISSION
                         			Washington, D.C. 20549

                              				FORM 12b-25

                    		NOTIFICATION OF LATE FILING- Form 10-QSB

SEC File Number
0-15282
CUSIP Number
007977-10-1


PART I- REGISTRANT INFORMATION

Advanced Detectors, Inc.
1220-A Avenida Acaso
Camarillo, CA 93012


PART II- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

Check: X
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

(b) The subject quarterly report of transition report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and,

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III- NARRATIVE

See attached Rider.





PART IV- OTHER INFORMATION

Person to Contact: James H. Gerberman (805) 484-8300, ext. 231

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months period that the registrant was required to file such reports been filed? YES

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? NO


                           Advanced Detectors, Inc.
                  (name of Registrant as specified in charter)


Date: August 14, 1996			By: /s/ James H. Gerberman




                          Advanced Detectors, Inc.
                            Rider to Form 12b-25
                            Part III- Narrative


Due to the current cash constraints faced by the Registrant, the Registrant has implemented a significant cost reduction effort, which has included the elimination of certain of its personnel, including its chief financial officer and controller. In the absence of a new chief financial officer and limited staff, and notwithstanding the assistance of its independent auditors, the Registrant has experienced delays associated with compiling all of the information necessary for the Registrant's Quarterly Report on Form 10-QSB. Any attempt to relieve the Registrant from these delays would reeuire the Registrant to incur unreasonable expense, particularly in light of its current financial situation. Accordingly, the Registrant is unable to file its Quarterly Report on Form 10-QSB within the prescribed time period.